UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

HP INC.
(Name of Subject Company)

HP INC.
(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

40434L105
(CUSIP Number of Class of Securities)

Kim Rivera, Esq. President, Strategy and Business Management, Chief Legal Officer and Secretary HP Inc.	Ruairidh Ross Global Head of Strategic Legal Matters & Assistant Corporate Secretary HP Inc.

1501 Page Mill Road
Palo Alto, California 94304
Telephone:  (650) 857-1501
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Steven A. Cohen, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by HP Inc., a Delaware corporation (“HP”), with the Securities and Exchange Commission on March 5, 2020, relating to the unsolicited offer by XHC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Xerox Holdings Corporation (“Xerox”), a New York corporation, to exchange any and all of the issued and outstanding shares of HP’s Common Stock, par value $0.01 per share (“HP Common Stock”), for, at the election of the holder, $18.40 in cash and 0.149 shares of Xerox Common Stock, par value $1.00 per share (“Xerox Common Stock”) (together with the $18.40 in cash, the “Standard Offer Consideration”), an amount in cash equal to the equivalent market value of the Standard Offer Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding 5:00 p.m., New York City time, on April 21, 2020 (such time, as it may be extended, the “Expiration Date”)), or a number of shares of Xerox Common Stock having a value equal to the equivalent market value of the Standard Offer Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date), subject to proration, as disclosed in the Prospectus/Offer to Exchange dated March 2, 2020 and the related Letter of Transmittal.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended as follows:

The paragraph entitled “Shares of HP Common Stock Held by the Directors and Executive Officers of HP” under the caption “Consideration Payable Pursuant to the Offer” is amended and restated as follows:

If the directors and executive officers of HP were to tender any shares of HP Common Stock they own pursuant to the Offer and such shares were accepted for exchange by Xerox, they would receive shares of Xerox Common Stock and cash on the same terms and conditions as the other HP stockholders.  As of March 13, 2020, the directors and executive officers of HP had beneficial ownership of an aggregate of 4,285,710 shares of HP Common Stock, which amount is composed of an aggregate of 2,372,700 shares of HP Common Stock, vested options to purchase 1,731,494 shares of HP Common Stock in the aggregate and vested RSUs in respect of an aggregate of 181,516 shares of HP Common Stock.  If the directors and executive officers of HP were to tender all such shares of HP Common Stock (including shares of HP Common Stock acquired upon the exercise of all such options and the settlement of all such RSUs) for exchange pursuant to the Offer and those shares of HP Common Stock were accepted in exchange for the Standard Offer Consideration by Xerox, the directors and executive officers of HP would receive an aggregate of approximately 638,571 shares of Xerox Common Stock and $78,857,064 of cash.  To the knowledge of HP, none of the directors or executive officers of HP currently intend to tender any shares of HP Common Stock held of record or beneficially owned by such person for exchange pursuant to the Offer.

Item 4.	The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented as follows:

The following is hereby added after the first sentence of the fourth paragraph under the caption “Background of the Offer”:

Based on publicly reported information, HP believed that Mr. Icahn was the beneficial owner of approximately 10.6% of Xerox’s outstanding common stock at such time.

The following is hereby added to the end of the sixth paragraph under the caption “Background of the Offer”:

These questions related to topics including synergy calculations, Xerox’s “Project Own It” restructuring initiative, Xerox’s intellectual property, Xerox’s plans for its financing subsidiary, regulatory matters, Xerox’s joint venture with Fujifilm Holdings and the litigation between Xerox and Fujifilm, and the impact of a potential transaction on Xerox’s critical contracts.

The third sentence of the eleventh paragraph under the caption “Background of the Offer” is hereby amended and restated as follows:

Notably, questions raised by HP about the current trajectory of the Xerox business (including but not limited to questions raised in response to the review of the materials presented by Xerox and as part of the discussion relating to the goals and results of Project Own It, which HP management believed were important in order to properly contextualize and understand trends in Xerox’s business and its publicly reported financial results) were deferred and not addressed.

The thirteenth paragraph under the caption “Background of the Offer” is hereby amended and restated as follows:

On October 1, 2019, a few high-level executives from Xerox and HP participated in a video conference. Prior to the meeting, HP had shared a list of questions with Xerox and identified them as topics that HP would like to address at the meeting. The questions related to topics including Xerox’s business mix, financial performance, strategy and trajectory, Xerox’s joint venture with Fujifilm Holdings and the litigation between Xerox and Fujifilm, and compliance matters. At the meeting, the representatives of Xerox pressed the representatives of HP as to why HP required due diligence in order to make an offer to acquire Xerox. The representatives of Xerox then provided limited information with respect to plans for Xerox’s ownership interest in its joint venture with Fuji, synergies and certain other topics. Again, notably, questions raised by HP about the fundamental health and trajectory of Xerox’s business were deferred and not addressed.

The third sentence of the twentieth paragraph under the caption “Background of the Offer” is hereby amended and restated as follows:

The HP Board further considered that there remained significant unanswered questions relating to: (1) potential value creation that could arise from a combination of Xerox and HP, given the lack of access to substantive information that would be required to evaluate the quantum of synergies that a deal might create; (2) the future business trajectory of Xerox, given the recent deterioration in Xerox’s business; (3) Xerox’s ability to finance a deal with investment grade notes, given Xerox’s current non-investment grade ratings from all three major rating agencies (Ba1 with negative outlook from Moody’s, BB+ with negative outlook from S&P, and BB from Fitch); and (4) the potential impact of outsized debt levels on the combined company’s stock.

The thirty-eighth paragraph under the caption “Background of the Offer” is hereby amended and restated as follows:

On February 20, 2020, given Xerox’s announcement that it intended to commence a tender offer to acquire all of the outstanding shares of HP Common Stock, HP adopted and announced a limited shareholder rights plan that expires on February 20, 2021, and declared a dividend of one preferred share purchase right for each outstanding share of HP Common Stock to stockholders of record on March 2, 2020.

The following paragraphs are hereby added immediately after the thirty-eighth paragraph under the caption “Background of the Offer”:

In the event that a person or group acquires beneficial ownership of 20% or more of HP’s then outstanding common stock, subject to certain exceptions, each right would entitle its holder (other than such person or members of such group) to purchase additional shares of HP Common Stock at a substantial discount to the public market price.  In addition, at any time after a person or group acquires 20% or more of HP’s outstanding common stock (unless such person or group acquires 50% or more), the HP Board may exchange one share of HP Common Stock for each outstanding right (other than rights owned by such person or group, which would have become void).  The shareholder rights plan could make it more difficult for a third party to acquire HP or a large block of HP Common Stock without the approval of the Board.

HP adopted the shareholder rights plan because the HP Board believed that it would be essential that HP shareholders have sufficient time and full information when considering any tender offer that Xerox may commence. Following the commencement of the Offer by Xerox on March 2, 2020, the HP Board reaffirmed the shareholder rights plan and the maintenance of the rights to contribute to the preservation of HP’s long-term value for its stockholders, including in light of the commencement of the Offer.

The following is hereby added to the end of the fortieth paragraph under the caption “Background of the Offer”:

Such meeting was held on March 10, 2020 in New York. See “Item 7. Purposes of the Transaction and Plans or Proposals” for more information concerning these matters.

The last paragraph under the caption “Background of the Offer” is hereby deleted.

The following is hereby added (i) immediately before the last sentence in the first paragraph under the caption “Solicitation/Recommendation,” (ii) to the end of the first paragraph under the caption “Reasons for Recommendation,” and (iii) to the end of the last paragraph under the caption “Reasons for Recommendation”:

The HP Board’s recommendation is being made on behalf of HP.

Under the caption “Reasons for Recommendation,” the footnote 3 is hereby amended and supplemented by adding the following immediately before the last sentence of the footnote:

In addition, HP’s estimate of potential cost synergies is further subject to the assumptions that Xerox’s standalone cost reduction plan, referred to by Xerox as “Project Own It,” will not materially impair Xerox’s operations or require increased future spending to provide necessary investments, and that Xerox will substantially maintain its current revenue trajectory and margin profile.  Any further deterioration of Xerox’s financial performance could significantly impact the ability to realize these projected synergies.  HP’s ability to estimate these synergies is further limited by the absence of detailed due diligence information regarding Xerox and its operations available to HP except for information available in Xerox’s public filings.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

The following sentence is hereby added to the end of the paragraph under the caption “Second-Step Merger”:

Notwithstanding the foregoing, according to the Offer to Exchange, the Offer is conditioned upon the HP Board having taken steps to ensure that the Second-Step Merger can be completed in the short-form manner permitted by Section 251(h) of the DGCL, and in the event that Xerox completes the Second-Step Merger in reliance on Section 251(h) of the DGCL and complies with all of the applicable requirements of such statute, and applicable Delaware case law, the standard of review described above may not be applicable to the Second-Step Merger.

The following paragraph is hereby added immediately before the heading “Cautionary Statement on Forward-Looking Statements” under a new heading “Certain Litigation”:

On March 18, 2020, a suit was filed in the Delaware Court of Chancery by a purported stockholder of HP in connection with the Offer.  The action, captioned Gould v. Alvarez et. al. (Case No. 2020-0209), alleges that HP’s directors violated their fiduciary duties to HP stockholders by omitting from this Statement allegedly material information concerning the financial projections and analyses relied upon by HP’s financial advisors for purposes of their inadequacy opinions.  The complaint seeks, among other things, disclosure of the allegedly omitted information.  While it is not possible to predict the outcome of litigation matters with certainty, HP believes that the claims raised in the complaint are without merit.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as an exhibit to this Statement and incorporated herein by reference.

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(6)	Complaint filed by James R. Gould, Jr., individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on March 18, 2020					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

HP INC.

	By:	/s/ Ruairidh Ross
Name:	Ruairidh Ross
Title:	Global Head of Strategic Legal Matters & Assistant Corporate Secretary